UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 26, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Updates

Controlled Subsidiary Investment – JF Bonneville Apartments, LLC

On October 19, 2017, we acquired ownership of a “majority-owned subsidiary”, JF Bonneville Apartments, LLC (“JF Capital Bonneville Controlled Subsidiary”) from National Commercial Real Estate Trust, LLC, a Delaware trust (“National Commercial Real Estate Trust”) and wholly-owned subsidiary of our sponsor, for the purchase price of $2,517,500, which includes the original principal amount of $2,500,000 and current return due of $17,500, in the JF Capital Bonneville Controlled Subsidiary (the “JF Bonneville Investment”). JF Capital Bonneville Controlled Subsidiary is managed by the principals of JF Capital, a Utah-based real estate investment firm (“JF Capital”). The initial proceeds from the JF Capital Investment were used by JF Capital for the construction of a 158-unit rental apartment project located at 252 South 500 East, Salt Lake City, Utah (the “JF Bonneville Property”).

Given construction was completed in June 2017 and the property was 97.5% leased as of July 2018 financial reporting, JF Capital successfully refinanced the senior construction loan with permanent long-term debt financing and paid off our investment on September 21, 2018. The investment yielded an IRR of approximately 14.20%.

Controlled Subsidiary Investment – Vukota Stratus Apartments, LP

On April 29, 2016, we directly acquired ownership of a “majority-owned subsidiary”, Vukota Stratus Apartments, LP (the “Vukota Stratus Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $4,000,000, which is the initial stated value of our equity interest in the Vukota Stratus Controlled Subsidiary (the “Vukota Stratus Controlled Subsidiary Investment”). The Vukota Stratus Controlled Subsidiary used the proceeds to acquire a 216-unit stabilized garden-style apartment complex located at 4255 Airport Road, Colorado Springs, CO 80111 (the “Vukota Stratus Property”).

On August 31, 2018, Vukota Stratus paid off the $4,000,000 investment through a refinance of the property. All preferred return payments were paid in full during the investment period, and the investment yielded an IRR of approximately 12.00%.

Controlled Subsidiary Investment – Vukota Residence at Austin Bluffs, LLLP

On November 10, 2017, we acquired from National Commercial Real Estate Trust ownership of Special Member Preferred Units (the “Vukota Austin Bluffs Units”) of Vukota Residence at Austin Bluffs, LLLP, a Colorado limited liability limited partnership (“Vukota Austin Bluffs”), for the purchase price of $931,960, which is the initial stated value of the Vukota Austin Bluffs Units plus current but unpaid return. The initial proceeds from the Vukota Austin Bluffs Units were used by Vukota Austin Bluffs for the acquisition of a stabilized 312-unit garden-style apartment complex located at 4110-4380 Morning Sun Ave. Colorado Springs, CO 80918 (the “Vukota Austin Bluffs Property”).

On August 22, 2018, Vukota Austin Bluffs paid off the $920,000 investment through a refinance of the property. All preferred return payments were paid in full during the investment period, and the investment yielded an IRR of approximately 12.00%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 10, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:	September 27, 2018